FOR IMMEDIATE RELEASE

Contact
Paula Murray
Phone: 954-796-8798
paula.murray@qsound.com

QSound Labs Reports Third Quarter Results for 2005

Calgary, Alberta - November 3, 2005 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for the third quarter of FY2005. For the three months ended September 30, 2005, the consolidated revenues were $262,000 as compared to $600,000 for the same quarter in FY2004. The net loss for the third quarter was $(1,219,000) or $(0.14) per share as compared to $(337,000) or $(0.04) per share for the same period in FY2004. The loss for this quarter includes one-time charges of $623,000, so adjusting for this reduces the current quarter loss to $(596,000) or $(0.07) per share. This charge was incurred as a result of an asset write-down related to our VoIP business and severance costs for employees laid off during the quarter.

Consolidated revenues for the nine months ended September 30, 2005 were $1,140,000 compared to $1,719,000 for the same period in FY2004. Net loss for the nine month period was $(2,075,000) or $(0.25) per share as compared to $(1,478,000) or $(0.20) per share in FY2004. After adjustment for the one-time charges incurred in this quarter, the net loss for the nine months is $(1,452,000) or $(0.17) per share.

The Company reported a working capital surplus of approximately $1.9 million at September 30, 2005 of which cash comprised $1,657,000.

“In the past three years, the Company has focused primarily on the mobile device market and as a result “non-mobile” revenue in 2005 has declined 58% when compared to 2004. Revenue from the mobile device market has not grown fast enough to replenish this loss, hence the overall decline in revenues in 2005. For the year, 44% of our audio business segment revenues have resulted from licensees in the mobile device market. The majority of this revenue, 91%, has been in the form of one-off engineering fees and upfront license payments,” stated David Gallagher, President and CEO

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of QSound Labs. “Recurring royalty revenue to date from mobile device licensees has been minimal and has been derived entirely from Smartphone design wins. Moving forward, through our semiconductor licensees, we expect to expand into higher volume feature and value phone segments and accordingly see growth in this recurring revenue base. In September, UTStarcom became our first licensee to begin shipping in the higher volume segment with the announcement of the UT107.”

“The second area of investment for the Company has been the development of new solutions for the VoIP market. The first of these, a software solution targeted at entertainment devices, is now available and management expects to see revenues within the next few months. A second hardware project has been terminated and this resulted in the write-down incurred during this quarter.”

“Management continues to monitor and enforce its cost containment program and during the quarter reduced staffing levels, thus resulting in a one-off charge to the income statement.”

“The current strategy of entrenching the microQ technology in the growing mobile device market requires patience as the market evolves for software solutions but does provide, management believes, a significant opportunity in the near future for increased shareholder value.”

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of growth in recurring revenues from existing and new microQ design wins and of revenues within the next few months from new VoIP products. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the mobile device market and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.